SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 5, 2014

On November 5, 2014, at 12 p.m., at the Company’s offices located at Rua Lemos de Monteiro, 120, 15º andar, São Paulo/SP, CEP 05501-050, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes. Board Members Álvaro Fernandes da Cunha Filho, Almir Guilherme Barbassa, José Carlos Cosenza, José Alcides Santoro Martins and Marcelo Odebrecht were absent due to justified reason, and the first four were replaced by their respective alternates, Mr. Paulo Oliveira Lacerda de Melo, Gustavo Tardin Barbosa, Antonio Aparecida de Oliveira and Arão Dias Tisser, and the fifth was replaced by the Board Member Newton Sergio de Souza, pursuant to a power of attorney granted according to article 24, paragraph 2 of the Bylaws. Member of the Company's Fiscal Board, Aluízio da Rocha Coelho Neto, the Chief Executive Officer, Carlos Fadigas de Souza Filho, Officers Gustavo Valverde, Mario Augusto da Silva, Luciano Guidolin, Decio Oddone and Marcelo Cerqueira, and Mr. Roberto Bischoff and Mr. Guilherme Furtado were also present. In the absence of the Chairman and Vice-Chairman of the Board of Directors, Mr. Newton Sergio de Souza presided over the meeting, as provided for in article 22 of the Bylaws, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: 1) PROPOSED RESOLUTIONS: After due analysis of the Proposed Resolutions ("PDs"), copies and related documentation of which were previously sent to the Board of Directors and will remain duly filed in the Company’s office, as provided for in its Rules of Procedure, the following resolutions were approved by unanimous vote according to the terms and conditions set out in the respective PDs: (1.1) PD.CA-BAK-12/2014 - Financing of Value Added Tax ("VAT") of the Integrated Petrochemical Project in Mexico through Braskem Idesa SAPI; (1.2) PD.CA-BAK-13/2014 - Contracting of Hazardous Liquid Industrial Waste Incineration Services of Cetrel Lumina; (1.3) PD.CA-BAK-15/2014 - Opening of Wholly-Owned Subsidiaries in The Netherlands; and (1.4) PD.CA-BAK-14/2014 - Merger of Braskem Qpar into Braskem S.A. ("Merger"), after the favorable opinion of this Board, as well as of the Fiscal Board, with respect to the proposed Merger, under the terms of the respective PD and its exhibits, the call of an Extraordinary General Meeting was authorized to decide about such Merger, to be held on the date and time to be determined and announced in due course upon publication of the respective Call Notice, in accordance with the law. II) Subjects for Acknowledgement: Presentations/reports were made by the respective individuals responsible for the following matters: a) Braskem results from the 3rd Quarter of 2014; b) Ethylene XXI Project; c) acquisition of Solvay Indupa; d) CHESF energy contract; and e) SISUP Islanding System. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the acting Chairman and by the Secretary of the Meeting. São Paulo, November 5, 2014. Signatures.: Newton Sergio de Souza – Acting Chairman; Marcella Menezes Fagundes – Secretary; Marcelo Bahia Odebrecht (by Newton Sergio de Souza); Antonio Aparecida Oliveira; Paulo Oliveira Lacerda de Melo; Alfredo Lisboa Ribeiro Tellechea; Gustavo Tardin Barbosa; Daniel Bezerra Villar; Marcela Aparecida Drehmer Andrade; Arão Dias Tisser; Patrick Horbach Fairon; Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º ANDAR, São Paulo, SP, CEP. 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.